Delaware	PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "GREEN ENVIROTECH HOLDINGS CORP.", FILED IN THIS OFFICE ON THE TENTH DAY OF FEBRUARY, A.D. 2011, AT 7:19 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

State of Delaware Secretary of State Division of Corporations Delivered 07:30 PM 02/10/2011 FILED 07:19 PM 02/10/2011 SRV 110142679 - 4364898 FILE

CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS
of the
MAGIC BRIGHT ACQUISITION SERIES
CONVERTIBLE PREFERRED STOCK
of
GREEN ENVIROTECH HOLDINGS CORP.

Green EnviroTech Holdings Corp. is  a corporation organized and existing under the laws of the State of Delaware (“Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to authority of the Board of Directors as required by applicable corporate law, and in accordance with the provisions of its certificate of incorporation and bylaws, has and hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $.001 per share (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the rights, preferences, privileges, powers and restrictions thereof, as follows:

Section 1. Designation and Amount. There shall be a series of Preferred Stock designated as “Magic Bright Acquisition Series Convertible Preferred Stock” and the number of shares constituting such series shall be 1,000,000.  Such series is referred to herein as the “Magic Bright Acquisition Series Preferred Stock” and shall have a par value of $.001 per share and a stated value of $5.00 per share (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Magic Bright Acquisition Series Preferred Stock) (the “Stated Value”).

Section 2. Certain Definitions.  For purposes hereof the following definitions shall apply:

“Board” shall mean the Board of Directors of the Corporation.

“Common Stock” shall mean the common stock, par value $.001 per share, of the Corporation.

“Conversion Rate” shall have the meaning assigned to such term in Section 8(a) hereof.

“Corporation” shall mean Green EnviroTech Holdings Corp. a corporation organized and existing under the laws of the State of Delaware.

“Fully Diluted Basis” shall mean the number of shares of Common Stock that would be outstanding upon the conversion of all outstanding shares of Magic Bright Acquisition Series Preferred Stock, all other series of Preferred Stock, plus the shares of Common Stock issuable upon conversion or exercise, as the case may be, of all securities of the Corporation convertible into, exercisable for, or exchangeable for, directly or indirectly, shares of Common Stock of the Corporation, including but not limited to, options and warrants of the Corporation.

“Issuance Date” shall mean the date of original issuance of the Magic Bright Acquisition Series Preferred Stock.

“Junior Stock” shall mean with respect to the Magic Bright Acquisition Series Preferred Stock, the Common Stock and any shares of stock of any series or class of the Corporation, whether presently outstanding or hereafter issued, which are junior to the shares of Magic Bright Acquisition Series Preferred Stock with respect to (i) the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up, merger, consolidation, or sale of all or substantially all of the assets, of the Corporation, (ii) dividends or (iii) voting.

“Majority of the Magic Bright Acquisition Series Preferred Stock” shall mean more than 50% of the outstanding shares of Magic Bright Acquisition Series Preferred Stock.

“Majority of the Preferred Stock” shall mean more than 50% of the outstanding shares of all the Preferred Stock.

“Original Issue Price”  shall mean $5.00  per share.

“Person” means any natural person or any general partnership, limited partnership, limited liability partnership, corporation, joint venture, trust, business trust, cooperative, association, or limited liability company, and shall include the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

“Preferred Stock” shall mean the unclassified preferred stock of the Corporation.

“Registered Holders” shall mean, at any time, the holders of record of the Magic Bright Acquisition Series Preferred Stock.

“Magic Bright Acquisition Series Preferred Stock” shall mean the Magic Bright Acquisition Series Convertible Preferred Stock of the Corporation.

“Subsidiary” or “Subsidiaries” shall mean, individually or collectively, any corporation, limited liability company or other entity, a majority of the voting stock or interest of which is, at the time as of which any determination is being made, owned by the Corporation either directly or through one or more Subsidiaries.

“Voting Stock” shall mean any shares of the Corporation having general voting power in electing the Board (irrespective of whether or not at the time stock of any other class or classes has or might have voting power by reason of the occurrence of any contingency).  Without limitation of any such shares that might constitute Voting Stock, the Common Stock and the Magic Bright Acquisition Series Preferred Stock are Voting Stock.

Section 3. Dividends.

(a) The holders of shares of Magic Bright Acquisition Series Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of assets legally available for that purpose, dividends or distributions in cash, stock or otherwise. Any reference to “distribution” contained in this Section 3, unless noted otherwise, shall not include any distribution made in connection with any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, pursuant to Section 4, hereof.

(b) If and when the Corporation shall declare any dividend or distribution on any Junior Stock (other than those payable solely in securities of the Corporation), the Corporation shall, concurrently with the declaration of such dividend or distribution on the Junior Stock, declare a like dividend or distribution, as the case may be, on the Magic Bright Acquisition Series Preferred Stock  in an amount per share equal to (i) the amount of the dividend or distribution per share of Junior Stock (or per share of Common Stock which such Junior Stock is then convertible, as the case may be) multiplied by (ii) the number of shares of Common Stock into which one share of Magic Bright Acquisition Series Preferred Stock is then convertible.

(c) No dividend or distribution, as the case may be, may be declared on any Junior Stock (other than those payable solely in securities of the Corporation) during any fiscal year unless a dividend or distribution, as the case may be, is declared on the Magic Bright Acquisition Series Preferred Stock in accordance with Section 3(a) above.

(d) Any dividend or distribution payable to the holders of the Magic Bright Acquisition Series Preferred Stock pursuant to this Section 3 shall be paid to such holders at the same time as the dividend or distribution on the Junior Stock by which it is measured is paid.

(e) All dividends or distributions declared and/or paid upon the Magic Bright Acquisition Series Preferred Stock shall be declared and/or paid pro rata per share.

(f) So long as any shares of the Magic Bright Acquisition Series Preferred Stock are outstanding, no other stock of the Corporation ranking on a parity with or junior to the Magic Bright Acquisition Series Preferred Stock as to dividends or distributions or otherwise upon liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund or otherwise for the purchase or redemption of any shares of any such stock) by the Corporation unless all dividends and distributions, if any, accrued but unpaid on all outstanding shares of the Magic Bright Acquisition Series Preferred Stock shall have been paid or set apart for payment.

(g)              So long as any shares of the Magic Bright Acquisition Series Preferred Stock are outstanding, no dividends or distributions shall be declared or paid or shall be set apart for payment on any class or series of stock of the Corporation ranking, as to dividends or distributions, on a parity with or junior to the Magic Bright Acquisition Series Preferred Stock, for any period unless all dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on the Magic Bright Acquisition Series Preferred Stock.

Section 4. Liquidation Rights of Magic Bright Acquisition Series Preferred Stock.

                    In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, Registered Holders of Magic Bright Acquisition Series shall be entitled to receive an amount equal to the Stated Value of the shares of Magic Bright Acquisition Series Preferred Stock, plus any accrued and unpaid dividends. After the full preferential liquidation amount has been paid to, or determined and set apart for the Magic Bright Acquisition Series Preferred Stock and all other series of preferred stock hereafter authorized and issued, if any, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably to the holders of the Common Stock. In the event the assets of the Company available for distribution to its shareholders are insufficient to pay the full preferential liquidation amount per share required to be paid to the holders of Company’s Magic Bright Acquisition Series Preferred Stock, the entire amount of assets of the Company available for distribution to shareholders shall be paid up to their respective full liquidation amounts first to the Registered Holders of Magic Bright Acquisition Series Preferred Stock, then to any other series of preferred stock hereafter authorized and issued, all of which amounts shall be distributed ratably among holders of each such series of preferred stock, and the Common Stock shall receive nothing. A reorganization or any other consolidation or merger of the Company with or into any other corporation, or any other sale of all or substantially all of the assets of the Company, shall not be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 4, and the Magic Bright Acquisition Series Preferred Stock shall be entitled only to: (i) the rights provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction; (ii) the rights contained in the Delaware General Corporation Law; and (iii) the rights contained in other Sections hereof.

Section 5. RESERVED.

Section 6. No Redemption.  Except as expressly provided elsewhere in this Certificate of Designation, the holders of the Magic Bright Acquisition Series Preferred Stock shall not have the right to cause the Corporation, and the Corporation shall not have the right, to purchase, call, redeem or otherwise acquire for value any or all of the Magic Bright Acquisition Series Preferred Stock.

Section 7. Voting Rights.                                Except as otherwise expressly required by law, each holder of Magic Bright Acquisition Series Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to five (5) votes for each share of Magic Bright Acquisition Series Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  Except as otherwise required by law, the holders of shares of Magic Bright Acquisition Series Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 8. Conversion.  The holders of Magic Bright Acquisition Series Preferred Stock shall have the following conversion rights:

(a) Beginning twelve (12) months from the date of issuance of the Magic Bright Acquisition Series each holder of Magic Bright Acquisition Series Preferred Stock may, at any time, convert all of such holder’s shares of Magic Bright Acquisition Series Preferred Stock into fully paid and nonassessable shares of Common Stock in an amount equal to five (5) shares of Common Stock for each one (1) share of Magic Bright Acquisition Series Preferred Stock surrendered (the “Conversion Rate”). For the avoidance of doubt, no holder may convert any shares of such Magic Bright Acquisition Series Preferred Stock into Common Stock unless such holder, upon such conversion, converts all of such holder’s shares of Magic Bright Acquisition Series Preferred Stock into shares of Common Stock

(b) Conversion Procedure.  In order to exercise the conversion privilege under Section 8, the holder of any shares of Magic Bright Acquisition Series Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Magic Bright Acquisition Series Preferred Stock into shares of Common Stock as set forth in such notice.  At such time as the certificate or certificates representing the Magic Bright Acquisition Series Preferred Stock which has been converted are surrendered to the Corporation, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to Section 8.  Until such time as the certificate or certificates representing Magic Bright Acquisition Series Preferred Stock which has been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such Magic Bright Acquisition Series Preferred Stock has been converted have been issued and delivered, the certificate or certificates representing the Magic Bright Acquisition Series Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Magic Bright Acquisition Series Preferred Stock have been converted.  The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Magic Bright Acquisition Series Preferred Stock.

(c) Mechanics of Conversion.  Each holder of Magic Bright Acquisition Series Preferred Stock that desires to convert its shares of Magic Bright Acquisition Series Preferred Stock into shares of Common Stock shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Magic Bright Acquisition Series Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Magic Bright Acquisition Series Preferred Stock being converted (which shall equal 100% of such holder’s shares of Magic Bright Acquisition Series Preferred Stock).  Thereupon the Corporation shall promptly issue and deliver to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled, together with a cash adjustment of any fraction of a share as hereinafter provided.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Magic Bright Acquisition Series Preferred Stock to be converted, and the person or entity entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.  In the event that a notice to convert is given following a Notice pursuant to paragraph 8(d)(iv) below and such action described in paragraph 8(d)(iv) is not consummated on the terms described in such Notice, then the conversion shall, at the option of the holder of the Magic Bright Acquisition Series Preferred Stock who tendered for conversion, be voidable and such holder shall have the right to maintain ownership of the shares of Magic Bright Acquisition Series Preferred Stock tendered for conversion.

(d) Adjustment of Conversion Rate.

(i) Adjustment for Stock Splits and Combinations. Except as otherwise provided herein, in the event the Corporation shall, at any time or from time to time after the Issuance Date, subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a “Change of Shares”), then, and thereafter upon each further Change of Shares, the Conversion Rate in effect immediately prior to such Change of Shares shall be changed to a rate determined by multiplying the Conversion Rate in effect immediately prior thereto by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such subdivision or combination and the numerator of which shall be the number of shares of Common Stock outstanding immediately after such subdivision or combination.  Such adjustment shall be made successively whenever such a subdivision or combination is made.

(ii) Adjustment for Reclassification, Exchange or Substitution.  If the Common Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then, and in each such event, provision shall be made so that the holders of each share of Magic Bright Acquisition Series Preferred Stock shall receive upon conversion thereof, in lieu of the number of shares of Common Stock that would otherwise be receivable thereupon, the kind and amount of shares of stock and other securities and property that they would have received had the Magic Bright Acquisition Series Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 8 with respect to the rights of the holders of the Magic Bright Acquisition Series Preferred Stock and the payment of all interest and dividends and the distribution of all property in respect thereof.

(iii) Adjustment for Merger or Reorganization, etc.  In case of any consolidation or merger of the Corporation with or into another corporation or other entity or the sale of all or substantially all of the assets of the Corporation to another corporation or other entity (collectively, an “Acquisition”), each share of Magic Bright Acquisition Series Preferred Stock shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Magic Bright Acquisition Series Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions set forth in this Section 8 with respect to the rights and interests thereafter of the holders of shares of Magic Bright Acquisition Series Preferred Stock, to the end that the provisions set forth in this Section 8 (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of Magic Bright Acquisition Series Preferred Stock.

(iv) In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then the Corporation shall cause to be filed with the transfer agent for the Magic Bright Acquisition Series Preferred Stock (or the Corporation if there isn’t a transfer agent for such shares), and shall cause to be mailed to the Registered Holders, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 30 days prior to the applicable record date hereinafter specified, a notice (the “Notice”) stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

(e)
Fractional Shares.  No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of the Magic Bright Acquisition Series Preferred Stock.  In lieu of any fractional share or scrip to which the holder would otherwise be entitled, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the fair market price per share as of the close of business on the day of conversion.

(f)
Changes in Conversion Rate.   In the event that the 20 day average closing price of the Common Stock, as reported by Yahoo Finance, is less than $1.00 per share, the Registered Holder shall have a one-time adjustment in the Conversion Rate, receiving at the time of conversion sufficient shares of Common Stock to equal $5,000,000.  For example, if at the time of conversion, the 20 day average closing price of the Common Stock was $0.80 per share, the converting Registered Holders shall receive 6,250,000 shares of the Company’s Common Stock.

(g)
Reservation of Common Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Magic Bright Acquisition Series Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Magic Bright Acquisition Series Preferred Stock and for shares of Magic Bright Acquisition Series Preferred Stock issuable upon conversion, exercise or exchange of other securities, including but not limited to options and warrants. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit the conversion of all the then-outstanding shares of Magic Bright Acquisition Series Preferred Stock.

(h)
Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Rate applicable to the shares of Magic Bright Acquisition Series Preferred Stock pursuant to this Section 8, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of Magic Bright Acquisition Series Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Magic Bright Acquisition Series Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of a share of Magic Bright Acquisition Series Preferred Stock.

(i)
Payment of Taxes.  The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of shares of Magic Bright Acquisition Series Preferred Stock, including, without limitation, any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Magic Bright Acquisition Series Preferred Stock so converted were registered.

Section 9. Notices.  Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefore, addressed to: the Corporation at its principal offices; or to the Registered Holder at such Registered Holder’s address as appearing on the books of the Corporation.

Section 10. No Amendment or Impairment.  The Corporation shall not amend this Certificate of Designation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Magic Bright Acquisition Series Preferred Stock against impairment; provided, that the Corporation may obtain and rely on the approval of holders of a Majority of the Magic Bright Acquisition Series Preferred Stock as conclusively establishing the good faith and validity of any matter.

Section 11. No Reissuance of Magic Bright Acquisition Series Preferred Stock.  No share or shares of Magic Bright Acquisition Series Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

Section 12. Outstanding Shares.  For purposes of this Certificate of Designation, all shares of Magic Bright Acquisition Series Preferred Stock shall be deemed outstanding except (i) from the date, or the deemed date, of surrender of certificates evidencing shares of Magic Bright Acquisition Series Preferred Stock, all shares of Magic Bright Acquisition Series Preferred Stock converted into Common Stock and (ii) from the date of registration of transfer, all shares of Magic Bright Acquisition Series Preferred Stock held of record by the Corporation or any Subsidiary of the Corporation.

Section 13. Status of Acquired Shares.  Shares of Magic Bright Acquisition Series Preferred Stock received upon redemption, purchase, conversion or otherwise acquired by the Corporation will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Magic Bright Acquisition Series Preferred Stock.

Section 14. Severability of Provisions.  Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.  If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of Corporation on this 10th day of February, 2011.

 /s/ Gary M. DeLaurentiis
Gary M. DeLaurentiis, Chief Executive Officer